Exhibit 99.3

14456 Baidu VIF Proof 1

Extraordinary General Meeting of Baidu, Inc.

Date: March 1, 2021

See Voting Instruction On Reverse Side.

Please make your marks like this: ☒ Use pen only

Resolution	For	Against	Abstain
Change of Authorised Share Capital by One-to-Eighty Subdivision of Shares By an Ordinary Resolution that each share classified as Class A ordinary shares, Class B ordinary shares and preferred shares of a par value of US$0.00005 each in the share capital of the Company (including authorised issued and unissued class A ordinary shares, class B ordinary shares and preferred shares) be sub-divided into 80 shares of a par value of US$0.000000625 each (the "**Subdivision**"), such that, following the Subdivision, the authorised share capital of the Company will be US$43,520 divided into 66,000,000,000 class A ordinary shares of a par value of US$0.000000625 each, 2,832,000,000 class B ordinary shares of a par value of US$0.000000625 each and 800,000,000 preferred shares of a par value of US$0.000000625 each.	☐	☐	☐

Authorized Signatures - This section must be completed for your instructions to be executed.

Please Sign Here ____________________ Please Date Above ____________________

Please Sign Here ____________________ Please Date Above ____________________

← Please separate carefully at the perforation and return just this portion in the envelope provided. ←

Extraordinary General Meeting of Baidu, Inc.
to be held on March 1, 2021
For Holders as of January 28, 2021

MAIL

- Mark, sign and date your Voting Instruction Form.
- Detach your Voting Instruction Form.
- Return your Voting Instruction Form in the postage-paid envelope provided.

All votes must be received by 5:00 pm, (Eastern Daylight Time) February 25, 2021.

PROXY TABULATOR FOR
BAIDU, INC.
P.O. BOX 8016
CARY, NC 27512-9903

EVENT #

CLIENT #

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14456 Baidu VIF.indd 1 1/21/2021 2:42:47 PM

14456 Baidu VIF Proof 1 BAIDU, INC. Instructions to The Bank of New York Mellon, as Depositary (Must be received prior to 5:00 p.m. (Eastern Daylight Time) on February 25, 2021) The undersigned registered holder of American Depositary Receipts hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of shares or other Deposited Securities represented by such Receipt of Baidu, Inc. registered in the name of the undersigned on the books of the Depositary as of the close of business January 28, 2021 at the Extraordinary General Meeting of the Shareholders of Baidu, Inc. to be held on March 1, 2021 at 11:00 am Beijing time at the offices of Baidu, Inc. at No. 10 Shangdi 10th Street, Haidian District, Beijing, The People’s Republic of China. NOTE: 1. Please direct the Depositary how it is to vote by marking X in the appropriate box opposite the resolution. It is understood that, if this form is signed and returned but no instructions are indicated in the boxes, then a discretionary proxy will be given to a person designated by the Company. 2. It is understood that, if this form is not signed and returned, the Depositary will deem such holder to have instructed the Depositary to give a discretionary proxy to a person designated by the Company. (Continued and to be marked, dated and signed, on the other side) FOR - 9903 . 27512 8016 TABULATOR INC NC Box . PROXY BAIDU, . O CARY, P 14456 Badiu VIF.indd 2 1/21/2021 2:42:47 PM